Exhibit 99.1

SPORTRADAR REPORTS FIRST QUARTER 2024 FINANCIAL AND OPERATING RESULTS

Achieved Record Revenue of €266 Million, Up 28% and Grew Adjusted EBITDA 29%

Raising 2024 Outlook for Revenue and Adjusted EBITDA

Commencing Purchases Under Previously Announced Share Repurchase Program

New CFO and Chief Technology & Chief AI Officer Join Sportradar Leadership Team

ST. GALLEN, Switzerland, May 15, 2024 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its first quarter ended March 31, 2024.

Carsten Koerl, Chief Executive Officer of Sportradar, said: “Fiscal 2024 is off to a great start, building on the strong momentum and progress we made last year. This quarter, we saw broad-based strength across our product portfolio including strong client adoption of our ATP and NBA product offerings. In light of our strong business fundamentals, we are raising our full year outlook and are commencing purchases under our share repurchase program. I would also like to welcome to the leadership team Craig Felenstein as our Chief Financial Officer and Behshad Behzadi as our Chief Technology Officer and Chief AI Officer.”

First Quarter 2024 Financial Highlights

•	Revenue for the current quarter was €265.9 million, up 28% year-over-year with broad-based strength across the product portfolio.

•	Within our new revenue groupings, Betting Technology & Solutions revenues were €218.8 million, up 35% year-over-year, and Sports Content, Technology & Solutions revenues were €47.1 million, up 5% year-over-year. Betting Technology & Solutions and Sports Content, Technology & Solutions accounted for 82% and 18% of total revenue, respectively.

•	From a geographic perspective, Rest of World grew 19% and accounted for 75% of total revenue, while the U.S. grew 65% and accounted for 25% of total revenue.

•	The current quarter generated a loss of €0.6 million compared to a profit of €6.8 million for the same quarter last year.

•	Adjusted EBITDA (non-IFRS) for the current quarter was €47.2 million, up 29% year-over-year, primarily due to strong revenue growth and operating efficiencies which offset higher sports rights costs.

•	The Company’s loss as a percentage of revenue for the current quarter was de-minimis, compared to a profit as a percentage of revenue of 3% for the same quarter last year. Adjusted EBITDA Margin (non-IFRS) was 18%, a slight improvement to the same quarter last year.

•	The Company’s customer Net Retention Rate (NRR) (non-IFRS) was 116% in the first quarter of 2024, compared with 111% in the fourth quarter of fiscal 2023, demonstrating the Company’s strength in cross selling and upselling to its clients.

•	As of March 31, 2024, the Company had total liquidity of €494.6 million as compared to €459.6 million as of March 31, 2023.

•	The Company expects to commence purchases under its $200 million share repurchase program beginning with the opening of the upcoming trading window.

•	The Company raised its full-year 2024 outlook and now expects to deliver at least 21% year-over-year growth in revenue and in Adjusted EBITDA (non-IFRS).

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Key Financial and Operating Metrics

	Q1	Q1	Change	Change
In millions, in Euros € (unaudited)	2024	2023	€	%
Highlights
Total Revenue	265.9	207.6	58.3	28%
Profit (Loss) for the period (IFRS)	(0.6)	6.8	(7.4)	-110%
Profit (Loss) for the period as a percentage of revenue (IFRS)	0%	3%	n/a	-353 bps
Adjusted EBITDA (non-IFRS)	47.2	36.7	10.5	29%
Adjusted EBITDA Margin (non-IFRS)	18%	18%	n/a	+8 bps
Net Retention Rate (non-IFRS)	116%	120%	n/a	-420 bps

Supplement Revenue Analysis

Revenue Grouping
Betting Technology & Solutions	218.8	162.6	56.2	35%
Sports Content, Technology & Services	47.1	45.0	2.1	5%
	265.9	207.6	58.3	28%
Revenue Grouping as % of Total Revenue
Betting Technology & Solutions	82%	78%
Sports Content, Technology & Services	18%	22%

Geographic
Rest of World	200.4	167.9	32.5	19%
United States	65.5	39.7	25.8	65%
	265.9	207.6	58.3	28%
Geographic as % of Total Revenue
Rest of World	75%	81%
United States	25%	19%

Recent Company Highlights

•	The Company announced key additions to its leadership team, naming Craig Felenstein as Chief Financial Officer commencing June 1st and Behshad Behzadi, who joined the Company on May 1st, as the Company’s Chief Technology Officer and Chief Artificial Intelligence Officer.

•	Signed an extension of the Company’s partnership with the Chinese Men’s Professional Basketball League (CBA) to grow the league’s global presence and help ensure integrity within Chinese basketball.

•	Announced a new long-term partnership with UTR Sports for the UTR Pro Tennis tour, the top tennis tour for rising professionals. Tennis is the second most bet on sport and UTR provides Sportradar with a consistent volume of tennis matches throughout the year, complementing our tennis portfolio and reinforcing our selective approach to expanding sports rights.

•	Announced a multi-year strategic partnership with Oddin.gg, a B2B betting-solutions provider for esports, to offer AV streaming of Oddin.gg’s exclusive esports content to Sportradar’s 800+ betting operator clients around the world.

•	Sportradar made Fast Company’s 2024 list of Most Innovative Companies in sports for the Company’s leading Computer Vision technology and Enhanced Table Tennis solution.

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Update to Segment Reporting

In accordance with our Form 6-K filed on May 8, 2024, Sportradar updated its reportable segments to correspond with its previously announced re-organization and changes in its organizational structure designed to drive growth, further streamline its organization and enhance operational performance and efficiencies in the delivery of its integrated portfolio of products and solutions. The Company now has one operating and reportable segment, will report one consolidated profitability measure (Adjusted EBITDA), and will present revenue from two major groups: Betting Technology & Solutions and Sports Content, Technology & Services. There is no change to the Company’s disclosures, measurement, or recognition of revenue in accordance with IFRS 15 Revenue from Contracts with Customers reported in its Annual Report on Form 20-F for the year ended December 31, 2023.

Revenue

Total Revenue for the current quarter was €265.9 million, up 28% year-over-year driven by growth across the portfolio, in particular Betting Technology & Solutions.

Betting Technology & Solutions

Betting Technology & Solutions revenues were €218.8 million, up 35% year-over-year primarily driven by:

•	Streaming & Betting Engagement, up €26 million or 46% year-over-year, primarily due to strong demand for our ATP content and U.S. market growth.

•	Live Data and Odds were up €19 million or 29% year-over-year, primarily due to premium pricing from NBA and new ATP product offerings.

•	Managed Betting Services grew €12 million or 32% year-over-year, primarily driven by higher Managed Trading Services turnover and higher trading margins.

•	As a percentage of total company revenues, Betting Technology & Solutions represented 82% of total company revenue in the current quarter as compared to 78% in the prior year quarter.

Sports Content, Technology & Solutions

Sports Content, Technology & Solutions revenues were €47.1 million, an increase of 5% year-over-year primarily driven by:

•	Marketing and Media Services up 6% year-over-year, driven by clients purchasing more services.

•	Sports Performance was broadly flat year-over-year.

•	As a percentage of total company revenues, Sports Content, Technology & Solutions represented 18% of total company revenue in the current quarter as compared to 22% in the prior year quarter.

On a geographic basis, Rest of World revenues were €200.4 million, up 19% year-over-year. United States revenues were €65.5 million, up 65% year-over-year. As a percentage of total company revenues, Rest of World and United States represented 75% and 25%, respectively, as compared to 81% and 19%, respectively, in the prior year quarter.

Costs and Expenses

•	Purchased services and licenses were €65.2 million, up €16.8 million or 35% year-over-year. Of the total purchased services and licenses, approximately €26 million was expensed sport rights. Excluding expensed sport rights, purchased services were €39 million, up €5 million or 14% year-over-year driven primarily by the Company’s investments in its product portfolio.

•	Personnel expenses were €79.6 million, up €2.1 million or 3% year-over-year as we benefitted from our cost actions announced last year and our focus on delivering improved operating leverage.

•	Other Operating expenses were €21.4 million, broadly flat year-over-year as we benefitted from our cost actions announced last year and our focus on delivering improved operating leverage.

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•	Total sport rights costs were €90.9 million, up €39.8 million or 78% year-over-year, driven by new rights, in particular our ATP and NBA partnership deals. This increase is in line with our expectations for fiscal 2024.

Share Repurchase Program

In March of this year the Board of Directors approved a $200 million share repurchase program. The Company expects to commence purchases under the program beginning with the opening of the upcoming trading window.

Updated 2024 Annual Financial Outlook

Sportradar is raising its fiscal 2024 outlook for revenue and Adjusted EBITDA (non-IFRS) as follows:

•	Revenue of €1,060 million compared with prior outlook of €1,050 million, up 21% year-over-year and representing a 1-percentage point improvement in our full year growth rate.

•	Adjusted EBITDA (non-IFRS) of at least €202 million compared with prior outlook of €200 million, up 21% and representing a 1-percentage point improvement in our full year growth rate.

•	Adjusted EBITDA margin (non-IFRS) of approximately 19%.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the first quarter 2024 results today, May 15, 2024, at 8:30 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:
Jim Bombassei

Christin Armacost, CFA
investor.relations@sportradar.com

Media:

Sandra Lee

press@sportradar.com

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Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA and Adjusted EBITDA margin, as well as our operating metric, Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of sport rights), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, management restructuring costs, losses related to equity-accounted investee (SportTech AG), and professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sport rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right's licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

In addition, we define the following operating metric as follows:

•	“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

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The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and our guidance and outlook, including expected performance for the full year 2024. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts and foreign exchange rate fluctuations; pandemics, such as the global COVID-19 pandemic, could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
in €'000	2024	2023
Revenue	265,894	207,564
Purchased services and licenses (excluding depreciation and amortization)	(65,218)	(48,435)
Internally-developed software cost capitalized	10,526	5,327
Personnel expenses	(79,567)	(77,468)
Other operating expenses	(21,435)	(21,249)
Depreciation and amortization	(76,856)	(47,648)
Impairment loss on trade receivables, contract assets and other financial assets	(1,830)	(1,078)
Share of loss of equity-accounted investee	-	(2,356)
Foreign currency losses, net	(14,466)	(3,719)
Finance income	2,012	4,885
Finance costs	(18,749)	(5,040)
Net income before tax	311	10,783
Income tax expense	(960)	(3,973)
Profit (loss) for the period	(649)	6,810

Other Comprehensive Income (Loss)
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability	1	-
Related deferred tax expense	-	-
	1	-
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the Company	4,009	(3,167)
Foreign currency translation adjustment attributable to non-controlling interests	(12)	3
	3,997	(3,164)
Other comprehensive income (loss) for the period, net of tax	3,998	(3,164)
Total comprehensive income for the period	3,349	3,646

Profit (loss) attributable to:
Owners of the Company	(574)	6,822
Non-controlling interests	(75)	(12)
	(649)	6,810
Total comprehensive income (loss) attributable to:
Owners of the Company	3,436	3,655
Non-controlling interests	(87)	(9)
	3,349	3,646

Profit (loss) for the period per Class A shares attributable to owners of the Company
Basic	(0.00)	0.02
Diluted	(0.00)	0.02
Profit (loss) for the period per Class B shares attributable to owners of the Company
Basic	(0.00)	0.00
Diluted	(0.00)	0.00

Weighted-average number of shares (in thousands)
Weighted-average number of Class A shares (basic)	209,871	206,524
Weighted-average number of Class A shares (diluted)	223,606	221,241
Weighted-average number of Class B shares (basic and diluted)	903,671	903,671

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SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31,	December 31,
in €'000	2024	2023
Assets
Current assets
Cash and cash equivalents	274,628	277,174
Trade receivables	82,776	71,246
Contract assets	93,956	60,869
Other assets and prepayments	32,473	33,252
Income tax receivables	5,392	6,527
	489,225	449,068
Non-current assets
Property and equipment	71,163	72,762
Intangible assets and goodwill	1,644,356	1,697,331
Other financial assets and other non-current assets	11,703	11,806
Deferred tax assets	18,752	16,383
	1,745,974	1,798,282
Total assets	2,235,199	2,247,350
Current liabilities
Loans and borrowings	8,894	9,586
Trade payables	240,885	259,667
Other liabilities	66,016	55,724
Contract liabilities	31,336	26,595
Income tax liabilities	7,034	4,542
	354,165	356,114
Non-current liabilities
Loans and borrowings	39,554	40,559
Trade payables	902,030	908,499
Contract liabilities	43,969	39,526
Other non-current liabilities	1,584	8,500
Deferred tax liabilities	21,295	21,315
	1,008,432	1,018,399
Total liabilities	1,362,597	1,374,513

Ordinary shares	27,551	27,421
Treasury shares	(7,873)	(2,322)
Additional paid-in capital	669,422	653,840
Retained earnings	159,358	173,629
Other reserves	19,189	15,226
Equity attributable to owners of the Company	867,647	867,794
Non-controlling interest	4,955	5,043
Total equity	872,602	872,837
Total liabilities and equity	2,235,199	2,247,350

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SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31,
in €'000	2024	2023
OPERATING ACTIVITIES:
Profit (loss) for the period	(649)	6,810
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	960	3,973
Interest income	(2,037)	(1,735)
Interest expense	18,893	5,040
Foreign currency loss, net	14,466	3,719
Amortization and impairment of intangible assets	72,818	44,418
Depreciation of property and equipment	4,038	3,230
Equity-settled share-based payments	1,995	8,812
Share of loss of equity-accounted investees	—	2,356
Other	(2,412)	(5,313)
Cash flow from operating activities before working capital changes, interest and income taxes	108,072	71,310
Increase in trade receivables, contract assets, other assets and prepayments	(43,192)	(12,196)
Increase in trade and other payables, contract and other liabilities	18,791	4,530
Changes in working capital	(24,401)	(7,666)
Interest paid	(18,678)	(4,595)
Interest received	2,037	1,731
Income taxes received/(paid)	149	(3,331)
Net cash from operating activities	67,179	57,449
INVESTING ACTIVITIES:
Acquisition of intangible assets	(63,444)	(38,511)
Acquisition of property and equipment	(1,768)	(2,165)
Acquisition of subsidiaries, net of cash acquired	(717)	(10,179)
Acquisition of financial assets	—	(3,716)
Proceeds from sale of intangible assets	22	—
Collection of loans receivable	—	21
Collection of deposits	66	201
Payment of deposits	(45)	(73)
Net cash used in investing activities	(65,886)	(54,422)
FINANCING ACTIVITIES:
Payment of lease liabilities	(1,999)	(1,531)
Principal payments on bank debt	(60)	(364)
Purchase of treasury shares	(5,551)	(1,847)
Change in bank overdrafts	18	39
Net cash used in from financing activities	(7,592)	(3,703)
Net decrease in cash and cash equivalents	(6,299)	(676)
Cash and cash equivalents as of January 1,	277,174	243,757
Effects of movements in exchange rates	3,753	(3,446)
Cash and cash equivalents as of March 31,	274,628	239,634

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IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA (non-IFRS) to the most directly comparable IFRS financial performance measure, which is profit (loss) for the period (unaudited):

Reconciliation of IFRS Profit (loss) to Adjusted EBITDA

	Three Months Ended
	March 31,
in €'000	2024	2023
Profit (loss) for the period (IFRS)	(649)	6,810
Finance income	(2,012)	(4,885)
Finance costs	18,749	5,040
Depreciation and amortization	76,856	47,648
Amortization of sport rights	(64,871)	(37,190)
Foreign currency losses, net	14,466	3,719
Share based compensation	2,071	8,954
Management restructuring costs	1,620	-
Share of loss of equity-accounted investee	-	2,356
Professional fees for SOX and ERP implementations	-	245
Income tax expense	960	3,973
Adjusted EBITDA (non-IFRS)	47,190	36,670

The most directly comparable IFRS measure of Adjusted EBITDA margin (non-IFRS) is profit (loss) for the period as a percentage of revenue as disclosed below (unaudited):

Profit (loss) for the period as a percentage of revenue

	Three Months Ended
	March 31,
in €'000	2024	2023
Profit (loss) for the period	(649)	6,810
Revenue	265,894	207,564
Profit (loss) for the period as a percentage of revenue	0%	3%

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